UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Trulia, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

897888103

(CUSIP Number)

Zillow, Inc.

1301 Second Avenue, Floor 31

Seattle, Washington 98101

Attn: Chief Operating Officer

(206) 470-7000

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attn: Peter D. Lyons

(212) 848-7666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 897888103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Zillow, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,326,658*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,326,658*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,658*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Trulia Voting Agreements (as defined in Item 3), based on 37,308,089 shares of Common Stock outstanding as of July 24, 2014, the Reporting Person may be deemed to have beneficial ownership of 2,326,658 shares of Common Stock, which is equal to 6.2% of the voting power of issued and outstanding shares of Common Stock as of July 24, 2014. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock covered by the Trulia Voting Agreements. The Trulia Voting Agreements also cover an additional 449,986 shares of Common Stock issuable upon the vesting and exercise of outstanding stock options and issuable upon the vesting of restricted stock units, which account, in the aggregate, for an additional 1.2% of the voting power of issued and outstanding shares of Common Stock as of July 24, 2014.

Page 2 of 10 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Trulia, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 116 New Montgomery Street, Suite 300, San Francisco, California 94105.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Zillow, Inc., a Washington corporation (“Zillow”). Zillow’s principal business office is located at 1301 Second Avenue, Floor 31, Seattle, Washington 98101.

The principal business of Zillow is to operate real estate and home-related information marketplaces on mobile and the Web, with a portfolio of brands and products that help people find vital information about homes, and connect with real estate professionals. Zillow offers a suite of tools and services to help real estate, mortgage, rental and home improvement professionals manage and market their businesses.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Zillow that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither Zillow nor, to the best of Zillow’s knowledge, any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 28, 2014, Zillow, Zebra Holdco, Inc., a Washington corporation (“HoldCo”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Zillow will acquire the Issuer. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) a newly-organized Washington corporation, and wholly owned subsidiary of HoldCo will merge with and into Zillow (the “Zillow Merger”), with Zillow as the surviving entity, and (ii) a newly-organized Delaware

Page 3 of 10 Pages

corporation, and wholly owned subsidiary of HoldCo (“Trulia Merger Sub”), will merge with and into the Issuer (the “Trulia Merger” and, together with the Zillow Merger, the “Mergers”), with the Issuer as the surviving entity. As a result of the Mergers, both Zillow and the Issuer will become wholly-owned subsidiaries of HoldCo.

Concurrently with the execution and delivery of the Merger Agreement, as an inducement for Zillow to enter into the Merger Agreement and in consideration thereof, the individuals set forth on Annex B hereto (collectively, the “Stockholders”) each entered into a separate voting agreement with Zillow, dated as of July 28, 2014 (the “Trulia Voting Agreements”), whereby, subject to the terms of each such voting agreement, the Stockholders agreed, among other things, to vote their shares in favor of the Merger Agreement and against any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement.

The Trulia Voting Agreements will terminate upon the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with its terms; or (ii) the completion of the Mergers in accordance with the terms of the Merger Agreement.

Shared voting power and shared dispositive power with respect to the Common Stock owned by each Stockholder may be deemed to have been acquired by Zillow through execution of the Trulia Voting Agreements. Neither Zillow nor, to the best of Zillow’s knowledge, any of the persons listed in Annex A has expended any funds in connection with the execution of the Trulia Voting Agreements. To the best of Zillow’s knowledge, no Stockholder was paid consideration in connection with such Stockholder’s execution of the Trulia Voting Agreements. The Stockholders will receive the same consideration per share of Common Stock as other stockholders receive pursuant to the terms of the Merger Agreement.

Annex B hereto contains the number of shares of Common Stock beneficially held by each Stockholder.

The descriptions of the Merger Agreement and the form of Trulia Voting Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 1.01 and 1.02 hereto, respectively.

Item 4.	Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

As described in Item 3 above, this Schedule 13D relates to the proposed Mergers involving the Issuer and Zillow pursuant to the terms of the Merger Agreement. To induce Zillow to enter into the Merger Agreement, each of the Stockholders entered into the Trulia Voting Agreements. The purpose of the Trulia Voting Agreements is to facilitate the consummation of the Mergers.

Pursuant to the terms of the Merger Agreement, at the effective time of the Zillow Merger (the “Zillow Merger Effective Time”), by virtue of the Zillow Merger and without any action on the part of any shareholder, (i) each share of Class A common stock, par value $0.0001 per share, of Zillow (“Zillow Class A Common Stock”) will be converted into the right to receive one share of Class A common stock, par value $0.0001 per share, of HoldCo (“HoldCo Class A Common Stock”), and (ii) each share of Class B common stock, par value $0.0001 per

Page 4 of 10 Pages

share, of Zillow (“Zillow Class B Common Stock”) will be converted into the right to receive one share of Class B common stock, par value $0.0001 per share, of HoldCo. The Merger Agreement provides that, at the Zillow Merger Effective Time, all Zillow equity awards as of immediately prior to the Zillow Merger Effective Time will be assumed by HoldCo.

Pursuant to the terms of the Merger Agreement, at the effective time of the Trulia Merger (the “Trulia Merger Effective Time”), by virtue of the Trulia Merger and without any action on the part of any stockholder, each share of Common Stock, will be converted into the right to receive 0.444 of a share of HoldCo Class A Common Stock. The Merger Agreement provides that, at the Trulia Merger Effective Time, all equity awards of the Issuer as of immediately prior to the Trulia Merger Effective Time will be assumed by HoldCo.

The Trulia Merger Effective Time is expected to occur promptly after the Zillow Merger Effective Time.

Consummation of the Zillow Merger and the Trulia Merger are each subject to customary conditions, including: (a) approval of the Merger Agreement by Zillow’s shareholders and the Issuer’s stockholders; (b) expiration or termination of the waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) absence of any applicable restraining order or injunction prohibiting the Mergers; (d) effectiveness of a registration statement on Form S-4; (e) absence of a material adverse effect with respect to each of Zillow and the Issuer; (f) accuracy of the representations and warranties of each party, subject to specified materiality thresholds; (g) performance in all material respects by each party of its obligations under the Merger Agreement; (h) authorization for listing the HoldCo Class A Common Stock on the NASDAQ Global Select Market or any other exchanges determined by HoldCo; and (i) with respect to Zillow, the absence of certain legal proceedings that seek to restrain the Mergers or restrict the businesses of Zillow or the Issuer.

From and after the Trulia Merger Effective Time and pursuant to the Merger Agreement, (i) the directors of Trulia Merger Sub at the Trulia Merger Effective Time will be the directors of Trulia Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, (ii) the officers of the Issuer at the Trulia Merger Effective Time will be the officers of the Trulia Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, (iii) the certificate of incorporation of Trulia Merger Sub will be the certificate of incorporation of the Trulia Surviving Corporation, except the references to Trulia Merger Sub’s name shall be replaced by references to “Trulia”, until thereafter changed or amended as provided therein or by applicable law and (iv) the by-laws of Trulia Merger Sub will be the by-laws of the Trulia Surviving Corporation , except the references to Trulia Merger Sub’s name shall be replaced by references to “Trulia”, until thereafter changed or amended as provided therein or by applicable law.

In addition, as of the effective time of the Zillow Merger, the board of directors of HoldCo will elect as directors of the HoldCo board the eight persons who are members of the Zillow board of directors immediately prior to the effective time of the Zillow Merger and two members of the Trulia board of directors who are mutually agreed to by Trulia and Zillow (the “Trulia Board Designees”), to hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. One of the Trulia Board Designees will be included in the class of directors of the HoldCo board of directors whose term expires in 2016, and one of the Trulia Board Designees shall be included in the class of directors of the HoldCo board of directors whose term expires in 2017.

Page 5 of 10 Pages

As promptly as practicable after the Trulia Merger Effective Time, HoldCo will cause the Common Stock to (a) be delisted from the New York Stock Exchange and (b) deregistered under the Act. As a result, there will be no public market for such shares and the Issuer’s reporting obligations under the Act will be suspended and/or terminated.

Except as set forth in this Schedule 13D and in connection with the Mergers described above, neither Zillow nor, to the best of Zillow’s knowledge, any of the persons listed in Annex A has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of Zillow to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by Zillow in connection with the Trulia Voting Agreements, Zillow has not acquired and does not beneficially own any shares of Common Stock. Zillow is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Trulia Voting Agreements, except as expressly provided in the Trulia Voting Agreements. This Schedule 13D shall not be construed as an admission by Zillow that Zillow is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Item 5, neither Zillow nor, to the best of Zillow’s knowledge, any of the persons listed in Annex A beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of Zillow’s knowledge, the information required by Item 2 of Schedule 13D for each of the Stockholders with whom Zillow may be deemed to have shared voting power with respect to the shares of Common Stock owned by such Stockholders.

(c) Except as set forth in this Item 5, neither Zillow nor, to the best of Zillow’s knowledge, any of the persons listed in Annex A has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d) To the best of Zillow’s knowledge, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of Zillow’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among Zillow or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment

Page 6 of 10 Pages

power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name

1.01	Agreement and Plan of Merger, dated July 28, 2014, among Zillow, Inc., Zebra Holdco, Inc. and Trulia, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Zillow, Inc. with the SEC on July 29, 2014).

1.02	Form of Trulia Voting Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Zillow, Inc. with the SEC on July 29, 2014).

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 6, 2014

ZILLOW, INC.

By:	/s/ Spencer M. Rascoff
Name: Spencer M. Rascoff
Title: Chief Executive Officer

[Signature Page to Schedule 13D]

ANNEX A

Executive Officers and Directors of Zillow

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Zillow. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 1301 Second Avenue, Floor 31, Seattle, Washington 9801, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Zillow as described in Zillow’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted
Board of Directors
Richard Barton	Co-Founder and Executive Chairman of Zillow, Inc.
Erik Blachford	Venture Partner at Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301
Lloyd Frink	Co-Founder, Vice Chairman and President of Zillow, Inc.
Bill Gurley	General Partner at Benchmark Capital, 2965 Woodside Rd. Woodside, CA 94062
Jay Hoag	Founding General Partner of Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301
Gregory Maffei	President and Chief Executive Officer of Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, CO 80112
Spencer Rascoff	Chief Executive Officer of Zillow, Inc.
Gordon Stephenson	Co-founder and Managing Broker of Real Property Associates, 7500 Roosevelt Way N.E., Seattle, WA 98115
Executive Officers
Spencer Rascoff	Chief Executive Officer
Richard Barton	Co-Founder and Executive Chairman
David Beitel	Chief Technology Officer
Amy Bohutinsky	Chief Marketing Officer
Chad Cohen	Chief Financial Officer
Lloyd Frink	Co-Founder, Vice Chairman and President
Kathleen Philips	Chief Operating Officer
Errol Samuelson*	Chief Industry Development Officer
Greg Schwartz	Chief Revenue Officer

*	Mr. Samuelson is a Canadian citizen.

[Annex A to Schedule 13D]

ANNEX B

Stockholders

Stockholder	Shares	Stock Options	Restricted Stock Units
Peter Flint	1,703,742	416,866	0
Erik Bardman	6,842	18,375	0
Theresia Gouw	73,926	10,500	3,855
Daniel Stephen Hafner	1,094	0	1,095
Robert Moles	3,421	63,175	0
Gregory Waldorf	5,199	0	18,568

[Annex B to Schedule 13D]